UBER TECHNOLOGIES, INC.

1455 Market Street, 4th Floor

San Francisco, CA 94103

May 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549
Attn:	Anne Nguyen Parker
J. Nolan McWilliams
Melissa Raminpour
Melissa Gilmore

Re:	Uber Technologies, Inc.
Registration Statement on Form S-1, as amended (File No. 333-230812)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Uber Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on May 9, 2019, or as soon thereafter as possible, or at such later time as the Registrant may request by telephone to the Staff. The Registrant hereby authorizes each of David Peinsipp, Siana Lowrey and Peter Mandel of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP at (415) 693-2177 or, in his absence, Siana Lowrey of Cooley LLP at (415) 693-2150.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Uber Technologies, Inc.

/s/ Nelson Chai
By:	Nelson Chai
Title:	Chief Financial Officer

[Signature Page to Company’s Acceleration Request]